Exhibit 99.1

CyberArk Software Ltd. Announces Proposed Private Offering of $500 million of Convertible Senior Notes

NEWTON, Mass. & PETACH TIKVA, Israel – November 12, 2019 – CyberArk Software Ltd. (Nasdaq: CYBR) (“CyberArk”), the global leader in privileged access management, today announced its intention to offer, subject to market conditions and other factors, $500 million aggregate principal amount of Convertible Senior Notes due 2024 (the “Notes”) in a private offering (the “Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Offering, CyberArk expects to grant the initial purchasers of the Notes a 13-day option to purchase up to an additional $75 million aggregate principal amount of the Notes solely to cover over allotments.

The final terms of the Notes, including the initial conversion price, interest rate and certain other terms, will be determined at the time of pricing of the Offering. When issued, the Notes will be senior, unsecured obligations of CyberArk. The Notes will bear interest payable semi-annually in arrears and will mature on November 15, 2024, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Prior to May 15, 2024, the Notes will be convertible at the option of holders only upon satisfaction of certain conditions and during certain periods. Thereafter, the Notes will be convertible at any time until the close of business on the third scheduled trading day immediately prior to the maturity date. The Notes will be convertible into cash, ordinary shares of CyberArk or a combination thereof, with the form of consideration determined at CyberArk’s election.

In connection with the pricing of the Notes, CyberArk expects to enter into privately negotiated capped call transactions with one or more of the initial purchasers of the Offering and/or their respective affiliates and/or other financial institutions (in this capacity, the “Option Counterparties”). The capped call transactions are expected generally to reduce the potential dilution to the ordinary shares of CyberArk upon any conversion of Notes and/or to offset any cash payments CyberArk is required to make in excess of the principal amount of the converted Notes, as the case may be, in the event that the market price of the ordinary shares of CyberArk is greater than the strike price of the capped call transactions, with such reduction of potential dilution and/or offset of cash payments subject to a cap.

CyberArk has been advised that, in connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to enter into various derivative transactions with respect to the ordinary shares of CyberArk and/or purchase ordinary shares of CyberArk concurrently with or shortly after the pricing of the Notes. This activity could have the effect of increasing (or reducing the size of any decrease in) the market price of the ordinary shares or the Notes at that time. In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the ordinary shares and/or by purchasing or selling ordinary shares or other securities of CyberArk in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion, repurchase or redemption of the Notes, in each case if CyberArk exercises the relevant election under the capped call transactions). This activity could also cause or avoid an increase or a decrease in the market price of the ordinary shares of CyberArk or the Notes, which could affect the ability of holders of Notes to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ordinary shares, if any, and value of the consideration that holders of Notes will receive upon conversion of the Notes.

In addition, if any such capped call transaction fails to become effective, whether or not the Offering is completed, the Option Counterparties party thereto may unwind their hedge positions with respect to the ordinary shares of CyberArk, which could adversely affect the value of the ordinary shares of CyberArk and, if the Notes have been issued, the value of the Notes.

CyberArk intends to use a portion of the net proceeds from the Offering to pay the cost of the capped call transactions, and the remaining net proceeds for working capital or other general corporate purposes. CyberArk may also use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, CyberArk has not entered into any agreements for or otherwise committed to any specific acquisitions at this time. If the initial purchasers exercise their over-allotment option, CyberArk expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties and the remaining net proceeds for general corporate purposes. Pending these uses, CyberArk intends to invest the net proceeds in high-quality, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

The Notes will be offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the Notes and the ordinary shares of CyberArk potentially issuable upon conversion of the Notes, if any, have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction, and unless so registered, the Notes and such ordinary shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes (or any ordinary shares of CyberArk issuable upon conversion of the Notes) in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About CyberArk Software Ltd.

CyberArk is the global leader in privileged access management, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 500, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan.

Forward-Looking Statements

This press release contains forward-looking statements, including, among other things, about whether CyberArk will be able to consummate the Offering, the terms of the Offering and the capped call transactions, and expectations regarding actions of the Option Counterparties and their respective affiliates. The words such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms and similar phrases that denote future expectations or intent are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially, including (i) changes as a result of market conditions or for other reasons, (ii) the risk that the Offering will not be consummated, (iii) the risk that the capped call transactions will not become effective, and (iv) the impact of general economic, industry or political conditions in the United States or internationally.

The forward-looking statements contained in this press release are also subject to additional risks, uncertainties, and factors, including those more fully described in CyberArk’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2019. Further information on potential risks that could affect actual results will be included in the subsequent periodic and current reports and other filings that CyberArk makes with the Securities and Exchange Commission from time to time.

Investor Contact:

Erica Smith

CyberArk

Phone: +1-617-558-2132

ir@cyberark.com

Media Contact:

Liz Campbell

CyberArk

Phone: +1-617-558-2191

press@cyberark.com

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